Filed by Malacca Straits Acquisition Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Malacca Straits Acquisition Company Limited

Commission File No. 001-39383

INDI EV Takes Major Step Toward Going Public with Completion of S-4 Filing

Since INDI EV publicly announced a business combination with Malacca Straits Acquisition Company Limited in Q4 of 2022, INDI EV has completed S-4 filing with the Securities and Exchange Commission (SEC). This filing is significant for the company and stakeholders as it marks a major step forward in the company’s growth and expansion plans.

As previously announced, under the terms of the agreement, INDI EV will merge with a subsidiary of Malacca and holders of INDI EV shares will receive shares in Malacca valued at $600 million, subject to adjustments. In addition, INDI EV shareholders will be eligible to earn up to an additional 20 million shares, worth approximately $200 million at current prices, based on the achievement of performance milestones related to the price of the combined company’s common stock starting 150 days after the closing of the deal.

With this filing, INDI is one step closer to becoming a publicly traded company and gaining access to a wider pool of capital, which will allow the company to further invest in the production of the INDI One, conduct research and development for future models, and improve customer experience. The company’s stakeholders will also benefit from the increased transparency and accountability that comes with being a public company.

After the completion of the S-4 filing, INDI EV expects to go public in about 3 months or in Q2 of 2023 and be listed under the ticker symbol $INEV. At which time, the general public will have a facilitated opportunity to invest in INDI EV and its vision for the future of the “in-car experience”.

INDI EV’s commitment to innovation and sustainability has already helped the start up build a like-minded and supportive community, its plans to go public will further solidify the company’s position in the electric vehicle market. INDI EV’s S-4 filing is a major milestone for the company, and is expected to bring significant benefits to its community, customers, and stakeholders. As INDI continues to innovate and expand, we strive to play an increasingly important role in shaping the future of sustainable transportation.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Malacca Straits Acquisition Company Limited, a Cayman Islands exempted company (“Malacca”), and Indiev, Inc, a California corporation (“INDI”), contemplated by an Agreement and Plan of Merger, dated September 26, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”). Malacca’s and INDI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the ability of the parties to complete the Business Combination in a timely manner or at all; (ii) the risk that the Business Combination or other business combination may not be completed by Malacca’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the outcome of any legal proceedings that may be instituted against Malacca, INDI or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iv) the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the shareholders of Malacca; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (vii) the effect of the announcement or pendency of the Business Combination on INDI’s business relationships, operating results, current plans and operations of INDI; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of INDI to grow and manage growth profitably; (ix) the possibility that INDI may be adversely affected by other economic, business, and/or competitive factors; (x) INDI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Business Combination; (xi) INDI’s ability to execute on their business plans and strategy; and (xii) those factors discussed in Malacca’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 (initially filed with the SEC on February 3, 2023 and as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that have been described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Malacca from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Malacca and INDI may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Malacca or INDI gives any assurance that Malacca, INDI, or the combined company, will achieve the expectations.

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Participants in the Solicitation

Malacca and INDI and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Malacca in favor of the approval of the Business Combination. Securityholders of Malacca and other interested persons may obtain more information regarding the names and interests in the Business Combination of Malacca’s directors and officers in Malacca’s filings with the SEC, including the Registration Statement that has been filed with the SEC, which also contains the names and interests in the Business Combination of INDI’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination, Malacca has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. Malacca’s securityholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Malacca, INDI, the Merger Agreement, the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to securityholders of Malacca as of a record date to be established for voting on the Business Combination. Securityholders of Malacca will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Malacca Straits Acquisition Company Limited, Unit 601-2, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

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